The Board of Directors
Concentrax, Inc.

We consent to the use of our report dated March 13, 2001, on the financial statements of Concentrax, Inc. as of December 31, 2000 included herein on the registration statement dated March 15, 2001 of Concentrax, Inc. on Form 10-SB and to the reference to our firm under the heading "Experts".

Our report dated March 13, 2001 contains an explanatory paragraph that states that the Company has accumulated losses and has a need for additional cash to fund operations over the next year which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.



SALBERG & COMPANY, P.A.
Boca Raton, Florida
March 15, 2001